Exhibit 99.2

Please mark
RESTRICTED SCAN LINE AREA	your votes as	☒
indicated in
this example

	FOR	AGAINST		FOR	AGAINST
ORDINARY BUSINESS			SPECIAL BUSINESS
1. To receive the Accounts and Reports	☐	☐	6. To authorise the Company to allot shares	☐	☐

2. To re-elect Dr. Ronan Lambe	☐	☐	7. To disapply the statutory pre-emption rights	☐	☐

3. To re-elect Mr. Peter Gray	☐	☐	8. To authorise the Company to make market purchases of shares	☐	☐

4. To re-elect Dr. Anthony Murphy	☐	☐

5. To authorise the fixing of the Auditors’ Remuneration	☐	☐

Mark Here for Address Change or Comments SEE REVERSE ☐

Signature____________________________________________ Signature____________________________________________ Date________________
NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

^ FOLD AND DETACH HERE ^

ICON plc

WO 53426

ICON plc
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 pm on July 10, 2009)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Icon plc registered in the name of the undersigned on the books of the Depositary as of the close of business on June 10, 2009 at the Annual General ShareholdersʼE Meeting of ICON plc to be held on July 20, 2009, in respect of the resolutions specified on the reverse hereof.

NOTES:
1. Instructions as to voting on the specified resolutions should be indicated by an “X” In the appropriate box.

2. If a Holder so elects, the Holder is entitled to instruct The Bank of New York, as Depositary, to give a discretionary proxy to a person designated by the Company.

(Continued and to be marked, dated and signed, on the other side)

Address Change/Comments	BNYM SHAREHOLDER SERVICES
(Mark the corresponding box on the reverse side)	PO BOX 3549
S HACKENSACK NJ 07606-9249

^ FOLD AND DETACH HERE ^

WO 53426